SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Quarter Ended October 31, 2002

ASAT Holdings Limited
(Exact name of Registrant as specified in its Charter)

14th Floor
138 Texaco Road
Tsuen Wan, New Territories
Hong Kong
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                         .

This report consists of (i) Condensed Consolidated Financial Statements, (ii) a Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three months and six months ended October 31, 2001 and 2002, and (iii) other information, and is being made pursuant to Section 4.8 of the Indenture, dated as of October 29, 1999, by and between ASAT (Finance) LLC, ASAT Holdings Limited and its subsidiaries referred to therein as guarantors, and JP Morgan Chase Bank, as trustee.

ii

Part I – FINANCIAL INFORMATION

Item 1	Financial Statements

	Condensed Consolidated Balance Sheets as of October 31, 2002 and April 30, 2002	1

	Condensed Consolidated Statements of Operations and Comprehensive Loss for the three months and six months ended October 31, 2002 and 2001	2

	Condensed Consolidated Statements of Cash Flows for the three months and six months ended October 31, 2002 and 2001	4

	Notes to Condensed Consolidated Financial Statements	5

Item 2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three months and six months ended October 31, 2002 and 2001	8

Item 3	Quantitative and Qualitative Disclosures About Market Risk	17

Part II – OTHER INFORMATION

Item 4	Submission of Matters to a Vote of Security Holders	17

Signature		18

All financial information in this report on Form 6-K is in United States dollars, which are referred to as “Dollars” and “$”.

iii

ASAT HOLDINGS LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF OCTOBER 31, 2002 AND APRIL 30, 2002

	October 31, 2002	April 30, 2002
	$’000	$’000
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$24,160	$34,499
Accounts receivable-trade (net of allowance for doubtful accounts of $148 thousand and $165 thousand at October 31, 2002 and April 30, 2002, respectively)	23,164	14,640
Inventories (Note 2)	9,644	11,050
Prepaid expenses and other current assets	5,675	5,919

Total current assets	62,643	66,108

Restricted cash (Note 5)	1,504	—
Property, plant and equipment, net of accumulated depreciation	134,610	207,123
Assets held for disposal, net (Note 4)	659	—
Deferred charges	3,702	4,167

Total assets	$203,118	$277,398

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$11,713	$8,349
Accrued liabilities	7,358	7,593
Amount due to QPL	1,519	944

Total current liabilities	20,590	16,886

Deferred income taxes	3,212	15,180
12.5% senior notes due 2006	98,420	98,131

Total liabilities	122,222	130,197

Shareholders’ equity:
Common stock	6,760	6,760
Treasury stock	(71)	(71)
Additional paid-in capital	228,009	228,009
Accumulated other comprehensive income	5	3
Accumulated deficit	(153,807)	(87,500)

Total shareholders’ equity	80,896	147,201

Total liabilities and shareholders’ equity	$203,118	$277,398

ASAT HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE LOSS FOR THE THREE MONTHS AND SIX MONTHS
ENDED OCTOBER 31, 2002 AND 2001
(Unaudited)

	Three months ended		Six months ended
	October 31, 2002	October 31, 2001	October 31, 2002	October 31, 2001
	$’000	$’000	$’000	$’000

Net sales	$40,719	$27,052	$75,817	$52,078
Total cost of sales (Notes 2 and 3)	34,753	37,327	73,431	71,145

Gross profit (loss)	5,966	(10,275)	2,386	(19,067)

Operating expenses:
Selling, general and administrative	5,848	7,712	12,819	15,814
Research and development	1,314	1,702	2,814	3,243
Reorganization charges	—	485	128	2,316
Non-recoverable & unutilized architectural cost	—	4,500	—	4,500
Impairment of property, plant and equipment (Note 4)	—	—	59,189	—
Assets written off in relation to ASAT SA	—	24,285	—	24,285

Total operating expenses	7,162	38,684	74,950	50,158

Loss from operations	(1,196)	(48,959)	(72,564)	(69,225)
Other income, net	551	770	902	1,642
Interest expense:
— amortization of deferred charges	(233)	(228)	(466)	(457)
— third parties	(3,293)	(3,362)	(6,144)	(6,724)

Loss before income taxes	(4,171)	(51,779)	(78,272)	(74,764)
Income tax benefit	294	2,284	11,965	4,931

Net loss	(3,877)	(49,495)	(66,307)	(69,833)
Other comprehensive income (loss):
Foreign currency translation	3	(2)	2	1

Comprehensive loss	$(3,874)	$(49,497)	$(66,305)	$(69,832)

ASAT HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE LOSS FOR THE THREE MONTHS AND SIX MONTHS
ENDED OCTOBER 31, 2002 AND 2001 – Continued
(Unaudited)

	Three months ended		Six months ended
	October 31, 2002	October 31, 2001	October 31, 2002	October 31, 2001
Net loss per ordinary share:
Basic and diluted
Net loss per ordinary share	$(0.01)	$(0.07)	$(0.10)	$(0.10)

Basic and diluted weighted average number of ordinary shares outstanding	668,947,000	669,311,864	668,947,000	669,477,788

Net loss per ADS:
Basic and diluted
Net loss per ADS	$(0.03)	$(0.37)	$(0.50)	$(0.52)

Basic and diluted weighted average number of ADSs outstanding	133,789,400	133,862,373	133,789,400	133,895,558

ASAT HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS AND SIX MONTHS ENDED OCTOBER 31, 2002 AND 2001
(Unaudited)

	Three months ended		Six months ended
	October 31, 2002	October 31, 2001	October 31, 2002	October 31, 2001
	$’000	$’000	$’000	$’000
Operating activities:
Net loss	$(3,877)	$(49,495)	$(66,307)	$(69,833)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization:
Property, plant and equipment	6,635	10,225	16,483	20,273
Deferred charges and debt discount	377	371	753	743
Deferred income taxes	(294)	(2,284)	(11,968)	(4,931)
(Gain) Loss on disposal of property, plant and equipment	(52)	19	(52)	7
Loss on assets written off	—	24,285	—	24,285
Loss on non-recoverable & unutilized architectural cost	—	4,500	—	4,500
Impairment of property, plant and equipment	—	—	59,189	—
Provision for doubtful debts	—	49	—	21
Changes in operating assets and liabilities:
Accounts receivable-trade	(5,717)	(2,078)	(8,439)	4,669
Inventories	(1,680)	9,519	1,406	15,983
Prepaid expenses and other current assets	(655)	616	444	1,480
Restricted cash	(1,504)	—	(1,504)	—
Accounts payable	4,456	(636)	3,709	(4,812)
Net (decrease) increase in amount due to QPL	(152)	258	575	(397)
Accrued liabilities	(3,173)	(6,014)	(235)	(3,480)
Amount due to a related company	—	(255)	—	(361)

Net cash used in operating activities	(5,636)	(10,920)	(5,946)	(11,853)

Investing activities:
Acquisition of property, plant and equipment	(2,065)	(3,630)	(4,521)	(14,772)
Proceeds from sale of property, plant and equipment	126	3	126	80

Net cash used in investing activities	(1,939)	(3,627)	(4,395)	(14,692)

Financing activities:
Repayment of capital lease obligation	—	(51)	—	(95)
Repurchase of shares	—	(415)	—	(541)

Net cash used infinancing activities	—	(466)	—	(636)

Net decrease in cash and cash equivalents	(7,575)	(15,013)	(10,341)	(27,181)
Cash and cash equivalents at beginning of the period	31,732	67,715	34,499	79,880
Effects on changes of foreign exchange rates	3	(2)	2	1

Cash and cash equivalents at end of the period	$24,160	$52,700	$24,160	$52,700

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	$6,297	$6,297	$6,297	$6,297
Income taxes	—	—	2	19

ASAT HOLDINGS LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

1.    PRESENTATION OF INTERIM FINANCIAL STATEMENTS

The condensed consolidated financial statements have been prepared by ASAT Holdings Limited (the “Company”) in accordance with generally accepted accounting principles in the United States of America. The April 30, 2002 balance sheet date was derived from audited financial statements but does not include all disclosures required by generally accepted accounting principles in the United States of America. The interim financial statements and notes thereto should be read in conjunction with the financial statements and notes included in the annual report of the Company on Form 20-F for the fiscal year ended April 30, 2002. The interim financial statements for fiscal 2002 and 2003 were not audited, but in the opinion of management reflect all adjustments (including normal recurring adjustments) necessary for a fair presentation of the results for the interim periods presented.

2.    INVENTORIES

The components of inventories were as follows:

	October 31, 2002	April 30, 2002
	$’000	$’000
	(Unaudited)
Raw materials	$8,327	$10,405
Work-in-progress	1,317	645

	$9,644	$11,050

Management continuously reviews slow-moving and obsolete inventory and assesses any inventory obsolescence based on inventory levels, material composition and expected usage as of that date. During the July 2002 quarter, there was a non-cash write-off of specific inventories of $3,007 thousand, due to the Company’s revised estimation on expected usage of raw materials. During the October 2002 quarter, there was a non-cash write-off of specific inventories of $270 thousand.

3.    RELATED PARTY TRANSACTIONS

The Company purchased raw materials from QPL International Holdings Limited (“QPL”) amounting to $5,789 thousand and $2,348 thousand for the three months ended October 31, 2002 and 2001, and $10,283 thousand and $4,460 thousand for the six months ended October 31, 2002 and 2001, respectively.

In the October 2001 quarter, the Company purchased packing materials of $296 thousand from Peak Plastic & Metal Products (International) Limited (“Peak Plastic”), which was a related company at that time. With effect from October 11, 2001, Peak Plastic ceased to be a related party of the Company.

4.    IMPAIRMENT OF PROPERTY, PLANT AND EQUIPMENT

Each quarter the Company examines overall utilization of its assets and expected future cash flows. Several changes occurred during the July 2002 quarter, which triggered the Company to re-assess the recoverability of its property, plant and equipment by carefully examining the undiscounted cash flows expected to result from the use and eventual disposition of the asset groups. In the July 2002 quarter, the management re-examined the Company’s business strategy in the context of the changing industry and market conditions and revised the Company’s business strategy to reflect the growing market demand for finer pitch technologies and to focus on high-end and advanced packaging solutions. Therefore, the Company evaluated the future cash flows generated from the asset groups and concluded that certain older wire bonders are not capable of producing finer pitch technologies offered in today’s markets and will likely be unutilized. As a result, the Company determined that these equipment items should be either written off or held for disposal, resulting in a $20,126 thousand non-cash charge during the July 2002 quarter.

The Company also determined that certain other bonders and a few specific testers associated with selected package types will not likely generate sufficient future cash flows to justify their current carrying values on the Company’s balance sheet at July 31, 2002. The Company performed a discounted cash flow model to assess the potential impairment effect on its financial statements as well as seeking an independent appraiser to assess the fair value of these property, plant and equipment. As a result, the Company recorded a $39,063 thousand charge for the impairment of its property, plant and equipment in the July 2002 quarter based on discounted cash flow model relating to the Lead Advanced, BGA Standard, BGA Advanced, and Testing product categories.

The combined $59,189 thousand non-cash charge before taxes reduced the net book value of property, plant and equipment as of July 31, 2002 from $199,826 thousand before this impairment charge to $140,637 thousand after the impairment charge. Of the $140,637 thousand remaining net book value of property, plant and equipment, $932 thousand was classified as assets held for disposal on the July 31, 2002 balance sheet. These machines are separately identified for not being used in production and are intended to be disposed of by sale. Potential buyers have been identified and these machines, which were recorded at the lower of their depreciated cost or fair value less costs to sell, are expected to be sold in the near future.

In the October 2002 quarter, equipment of $273 thousand included in the assets held for disposal account was reclassified to the Company’s property, plant and equipment. The Company received specific orders subsequent to the July 2002 quarter for testing business which required the use of this equipment. The Company therefore decided to upgrade this equipment and re-commission it into the testing operation of the business.

5.    RESTRICTED CASH

The restricted cash of $1,504 thousand as of October 31, 2002 represents bank deposit for securing a standby letter of credit with respect to a lease of a manufacturing plant in the People’s Republic of China (“PRC”).

6.    COMMITMENTS

As of October 31, 2002 and April 30, 2002, the Company had contracted for capital expenditure on property, plant and equipment of $1,236 thousand and $1,875 thousand, respectively.

The Company leases certain land and buildings and equipment and machinery, under operating lease agreements expiring at various times through October 2007. Most of these leases do not contain renewal options or escalation clauses.

Future minimum lease payments under operating leases as of October 31, 2002 are as follows:

$’000
Fiscal year ending April 30:
2003	2,293
2004	3,837
2005	1,610
2006	158
2007 and thereafter	70

Total	7,968

The Company also entered into a lease for a manufacturing plant in the PRC on August 8, 2002 of which the lessor is responsible for the design and construction of the factory facilities. The Company is obligated to pay monthly rental payment and management and services fees 30 days after the lessor hands over the newly constructed facilities to the Company, which is expected sometime in late calendar year 2003.

The minimum lease payments under the lease in respect of the PRC factory facilities are as follows:

$’000
First to Sixth rental years	12,924
Seventh to Eleventh rental years	2,690
Twelfth to Fifteenth rental years	2,368

Total	17,982

From October 30, 2004 and during the term of the lease, the Company will have an option and a right of first refusal to purchase the factory facilities and the land-use right at fair value. The Company is also required to pay approximately $779 thousand annually as management and services fees for a total of six years.

7.    STOCK OPTION PLAN

On May 28, 2002 and August 29, 2002, the Company issued 1,016,000 shares and 180,000 shares, respectively, of ADS options to directors and employees under the Stock Option Plan in effect on July 6, 2000 at an exercise price of $1.60 and $0.96 per share, respectively. The exercise price of all options granted under this plan was equal to or greater than the market value of ADS on the date granted. No compensation cost was recognized for the three months and six months ended October 31, 2002 and 2001, respectively, under Accounting Principles Board Opinion (“APB”) No. 25.

Item 2	Management’s Discussion and Analysis of Financial Conditionand Results of Operations for the three months and six months ended October 31, 2002 and 2001

You should read the following discussion and analysis together with our condensed consolidated financial statements and related notes included elsewhere in this document, which contain additional information helpful in evaluating our operating results and financial condition.

Overview

We are one of the world’s largest independent providers of semiconductor assembly and testing services. We offer a broad selection of semiconductor packages, including standard and advanced leaded and ball grid array, or BGA, packages. We also provide semiconductor testing services, particularly for mixed-signal semiconductors which perform both analog and digital functions.

We provide assembly and testing services from our Hong Kong facilities. We also provide package design, thermal and electrical simulation services and testing support services from our facilities in Fremont, California and Hong Kong. Our sales offices and representatives are strategically located in the United States, Europe, Hong Kong, South Korea and Singapore.

We have over 110 customers and some of our top customers are among the world’s largest semiconductor companies. Our close working relationships with our customers to design and provide advanced packaging and test solutions for each new generation of products has helped improve our performance.

Strategy

Starting in Q1 fiscal year 2003, the Company implemented a three part strategy, designed to increase sales and reduce cost while improving customer service. The three aspects of this strategy are (1) reduce dependency on the communications end markets by diversifying into other markets, including consumer electronics, PC/peripheral, and industrial and automotive sectors, (2) focus on high-end and advanced packaging solutions and introduce new technologies to increase sales, and (3) implement continued cost reductions. These strategies are being executed via the Company’s “Peak Performance Initiatives” program which is designed to lower customers’ cost and risk while improving profitability. Our new technology introductions as well as our Peak Performance Initiatives program have enabled us to re-engage former customers and increase sales.

Industry Demand

Our business is substantially affected by market conditions in the semiconductor industry, which is highly cyclical. The industry experienced a gradual increase in end market demand through the July 2002 quarter followed by a flattening trend in the October 2002 quarter. As a result, unit demand has increased through the year, while average selling prices have started to experience downward pressure in this recent quarter. Semiconductor industry conditions are often affected by excess capacity, reduced demand and pricing in the end-user markets.

Despite a very challenging economic environment, we achieved an increase in revenues by 16% in the October 2002 quarter over the July 2002 quarter. Revenues were increased by 50.5% in the current quarter as compared to the same quarter last year. For six months ended October 31, 2002, revenues were increased by 45.6% as compared to the same period last year. Sales of newer packaging technologies, including the diversified Leadless Plastic Chip Carrier (“LPCC”) family and chip scale packages, contributed to this sequential increase.

Market indicators for the third quarter of our fiscal 2003 lead management to anticipate that the outlook will be weaker than last quarter. We anticipate that sales will be even to minus 5% in the upcoming January 2003 quarter as compared to October 2002 quarter.

Recent Developments

We have re-established relationships with several former customers of the Company in the October 2002 quarter, including two that were among our top ten customers for the quarter. We believe we were able to re-engage former customers as a result of our technology innovations such as LPCC technology, our full package of assembly and test solutions, and our ability to lower the cost and risk of benefits we delivered to our customers. Our re-engagement led to an increase in communications sales including wireless.

During the October 2002 quarter, the Company also saw a significant upside in FpBGA business for wireless applications. Overall, the Company experienced a 62.4% increase in unit volume compared with the prior quarter. The Company’s advanced packaging technologies, including the diversified LPCC family and flip chip packages, continued to open up new business opportunities for us in the October 2002 quarter. Recently, demand for these newer technologies, particularly from communications (primarily wireless), industrial (primarily power controls), and consumers (primarily in the area of handheld applications), has accelerated.

During the quarter we also saw a decline in the percent of sales the communications sector represented in terms of our overall business, from 64% in the prior quarter to 62% in the October 2002 quarter, while sales to consumer sectors, PC and peripherals, and automotive and industrial markets increased slightly as a percentage of our total sales. Additionally, during this quarter, our customers continued to see steady demand for their legacy-based products.

We continued to reduce operating costs and capital expenditures in order to meet the challenges of current market conditions. In the July 2002 quarter, the Company initiated headcount reductions, cut consultancy and professional fees, and initiated efficiency programs that resulted in reduced operating expenses in the October 2002 quarter by $1.3 million over the July 2002 quarter. The Company’s fixed manufacturing expenses for the October 2002 quarter was $5.1 million, which was a slight increase of $100,000 from the previous quarter, despite experiencing a 62.4% increase in unit volume.

In the July 2002 quarter, management re-examined the Company’s business strategy in the context of the changing industry and market conditions and revised its strategy to focus on finer pitch technologies and high-end advanced packaging solutions, which led to an asset impairment and write down in that quarter. For a more detailed discussion, see Note 4 to the financial statements.

Prior to the Q1 fiscal year 2003 write-off and impairment charge, net book value of property, plant and equipment was $200 million. After the charge, net book value of property, plant and equipment at Q1 fiscal year 2003 was $141 million of which $0.932 million of equipment was classified as assets held for disposal on the balance sheet. This equipment is not being used for production, and the Company expects to sell the machines in the near future. In the Q2 fiscal year 2003, a machinery of $0.273 million included in the assets held for disposal account was reclassified to the Company’s property, plant and equipment. For a more detailed discussion, see Note 4 to the financial statements. The Company expects that its property, plant and equipment, which experienced an estimated 46% utilization level after considering the asset impairment, will still be sufficient to enable the Company to handle a significant increase in unit volume without necessarily having to invest in new equipment.

In addition to the impairment charge taken in the July 2002 quarter, the Company also wrote down by $3 million and $0.27 million of certain inventories no longer readily saleable, the amounts which have been included in the cost of sales in the condensed consolidated statement of operations for the July 2002 quarter and October 2002 quarter, respectively.

The loss before income taxes in the October 2002 quarter was $4.2 million. This represented an improvement over the loss before income taxes, fixed asset impairment charge and reorganization charge of $14.8 million for the July 2002 quarter.

In August 2002, we entered into a lease agreement pursuant to which an assembly site in the PRC will be leased to us upon completion of the construction. We expect the assembly site to provide lower cost operations to serve our customers. This site will also accommodate volume production anticipated once the industry and our volumes recover. The Company expects to have the manufacturing facility in the PRC operational in late calendar year 2003. In September, 2002, restricted cash of $1.5 million was placed with a local Hong Kong bank for securing a standby letter of credit with respect to this lease.

During the October 2002 quarter, the Company continued to strengthen its management team by adding Mohan Kirloskar as vice president of application engineering, design and product development; and John Myers to lead European sales efforts as the new vice president and general manager of ASAT GmbH, the Company’s European operations. The Company also recently announced the appointment of Jeffrey Dumas as senior vice president and corporate counsel. On December 10, 2002, Robert J. Gange joined the Company as senior vice president and chief financial officer. J. Stan Baumgartner, Jr., the Company’s former senior vice president and chief financial officer, has resigned his position with the Company effective immediately for personal reasons.

Due to a variety of factors, our quarterly operating results will vary. These factors could include: general economic conditions in the semiconductor industry, the short-term nature of our customers’ commitments, capacity utilization, erosion of the selling prices of packages, changes in our product mix, and timing of our receipt of semiconductor chips from our customers. Interim results of operations do not necessarily indicate the results that may be expected for the full year. You should read the following information in conjunction with our consolidated financial statements and the related notes included in this document.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to allowance for doubtful accounts, revenues, inventories, asset impairments, income taxes, commitments and contingencies. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies relate to those policies that are most important to the presentation of our financial statements and require the most difficult, subjective and complex judgments.

Revenue Recognition

The Company recognizes revenue in accordance with SEC Staff Accounting Bulletin No. 101 Revenue Recognition in Financial Statements, as amended by SAB 101A and 101B (“SAB 101”). SAB 101 requires that four fundamental criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured. The criteria are usually met at the time when packaged semiconductors have been shipped and title to the packaged semiconductors has transferred to the customer.

Inventory Valuation

At each balance sheet date, we evaluate our inventories for obsolete and non-saleable items. This evaluation considers analyses of actual and projected sales levels by product compared with inventories on hand, and evidence of customers’ expectations to buy back excess inventories as per our written supplier agreements. In addition, we consider the need to write down to net realizable value of those inventories we believe to be obsolete or non-saleable. Remaining inventory balances are adjusted to approximate the lower of cost or net realizable value. If future demand or market conditions are less favorable than our projections, we would consider additional inventory write-downs which would be reflected in cost of sales in the period such a determination is made.

Impairment of Long-Lived Assets

We routinely consider whether indicators of impairment of long-lived assets are present. For this purpose, assets are grouped at the lowest level for which separate cash flow information is available. For long-lived assets to be held and used, we determine whether the estimated undiscounted cash flows attributable to the assets in question are less than their carrying values if such indicators are present. We recognize an impairment loss based on the excess of the carrying amount of the assets over their respective fair values. Fair value is determined by discounted future cash flows, appraisals or other methods. If the fair value of the asset is less than its carrying value, the fair value of the asset then becomes the asset’s new carrying value, which we depreciate over the remaining estimated useful life of the asset.

In addition, we evaluate our asset utilization and consider certain long-lived assets shall be either written off or held for disposal. These assets classified as held for disposal are separately presented and are measured at the lower of their depreciated cost or fair value less costs to sell. A loss is recognized for any initial or subsequent write-down to fair value less costs to sell. A gain is recognized for any subsequent increase in fair value less costs to sell, but not in excess of the cumulative loss previously recognized. A gain or loss not previously recognized that results from the sale of a long-lived asset is to be recognized at the date of sale.

Deferred Income Taxes

We record a valuation allowance to reduce our deferred tax assets to the amount that we believe will more likely than not be realized. We have considered future taxable income and prudent and feasible tax planning strategies in determining the need for a valuation allowance. In the event that we determine that we would not be able to realize all or part of our net deferred tax assets, an adjustment to the deferred tax assets would be charged to earnings in the period such determination is made. Likewise, if we later determine that it is more likely than not that the net deferred tax assets would be realized, then the previously provided valuation allowance would be reversed.

New Accounting Standards

In July 2002, the FASB issued Statements of Financial Accounting Standards (“SFAS”) No. 146 “Accounting for Costs Associated with Exit or Disposal Activities.” The standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. This standard is effective for exit or disposal activities that are initiated after December 31, 2002.

In October 2002, the FASB issued SFAS No. 147 “Acquisitions of Certain Financial Institutions.” The standard addresses the financial accounting and reporting for the acquisition of all or part of a financial institution, except for a transaction between two or more mutual enterprises. This standard is effective for acquisitions for which the date of acquisition is on or after October 1, 2002.

We are currently in the process of evaluating the effects that the adoption of these standards will have on our consolidated statements of operations, financial position and cash flows, if any.

Results of Operations

The following table contains certain items as a percentage of net sales for the periods listed:

	Three Months Ended				Six Months Ended
	October 31, 2002		October 31, 2001		October 31, 2002		October 31, 2001
	($ in thousands, except margin amounts)
Net Sales	40,719	100.0%	27,052	100.0%	75,817	100.0%	52,078	100.0%
Cost of Sales	34,753	85.3%	37,327	138.0%	73,431	96.9%	71,145	136.6%
Gross Profit (Loss)	5,966	14.7%	(10,275)	(38.0%)	2,386	3.1%	(19,067)	(36.6%)
Selling, general and administrative	5,848	14.4%	7,712	28.5%	12,819	16.9%	15,814	30.4%
Research and development	1,314	3.2%	1,702	6.3%	2,814	3.7%	3,243	6.2%
Reorganization charges	—	—	485	1.8%	128	0.2%	2,316	4.4%
Non-recoverable & unutilized architectural cost	—	—	4,500	16.6%	—	—	4,500	8.6%
Impairment of property, plant and equipment	—	—	—	—	59,189	78.1%	—	—
Assets written off in relation to ASAT SA	—	—	24,285	89.8%	—	—	24,285	46.6%
Total operating expenses	7,162	17.6%	38,684	143.0%	74,950	98.9%	50,158	96.3%
Loss from operations	(1,196)	(2.9%)	(48,959)	(181.0%)	(72,564)	(95.7%)	(69,225)	(132.9%)

The following table sets forth our unaudited gross profit (loss), gross margin and Adjusted EBITDA for the periods listed:

	Three Months Ended		Six Months Ended
	October 31, 2002	October 31, 2001	October 31, 2002	October 31, 2001
	($ in thousands, except margin amounts)
Gross Profit (Loss)	5,966	(10,275)	2,386	(19,067)
Gross Margin	14.7%	(38.0%)	3.1%	(36.6%)
Adjusted EBITDA(1)	5,439	(5,464)	6,243	(13,851)

(1)
“Adjusted EBITDA” is loss from operations plus depreciation and amortization, reorganization charges, nonrecoverable and unutilized architectural cost, assets written off in relation to ASAT SA, inventory write-down (specific and non-recurring in nature) and impairment charge for property, plant and equipment and is presented because it is generally accepted as providing useful information regarding a company’s ability to service and/or incur debt. In particular, the Company has incurred negative cash flow from operations in recent periods (see “Liquidity and Capital Resources” below). Adjusted EBITDA should not be considered in isolation or as a substitute for operating income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with generally accepted accounting principles or as a measure of our profitability or liquidity. Adjusted EBITDA, as defined in this footnote, may not be comparable to similarly titled measures used by other companies.

Adjusted EBITDA increased in dollar terms in the three-month period ended October 31, 2002, compared with the three-month period ended October 31, 2001. For six months ended October 31, 2002, Adjusted EBITDA increased to $6.2 million from an Adjusted EBITDA loss of $13.9 million for the same period last year. These increases are primarily due to increase in sales by the re-engagement of former customers, adding new customers and broadening our relationships with existing customers; decreased cost of sales as a percentage of sales; a different product mix and the result of aggressive cost reduction programs in place.

Three Months And Six Months Ended October 31, 2002 Compared to Three Months And Six Months Ended October 31, 2001

Net Sales

The following table contains a breakdown of net sales by product category for the periods listed:

	Three Months Ended				Six Months Ended
	October 31, 2002		October 31, 2001		October 31, 2002		October 31, 2001
	($ in thousands; % of net sales)
Leaded:
Standard	9,336	22.9%	7,138	26.4%	19,072	25.2%	15,746	30.2%
Advanced	9,293	22.8%	6,429	23.7%	16,460	21.7%	12,878	24.7%
BGA:
Standard	12,486	30.7%	3,111	11.5%	21,190	27.9%	3,874	7.4%
Advanced	5,994	14.7%	9,110	33.7%	12,107	16.0%	17,530	33.8%
Testing & others	3,610	8.9%	1,264	4.7%	6,988	9.2%	2,050	3.9%
Total	40,719	100%	27,052	100%	75,817	100%	52,078	100%

Net sales increased 50.5% to $40.7 million in the three months ended October 31, 2002 from $27.0 million for the three months ended October 31, 2001. This increase was mainly due to improved market condition in assembly sales of legacy products, high thermal performance BGAs and FBGAs, with particular strength in the wireless, broadband access and consumer markets. Revenue from advanced packages accounted for 57.4% of sales in the three months ended October 31, 2001 and dropped to 37.5% of sales in the three months ended October 31, 2002. Additionally, revenue from Testing and other increased by 186% in the October 2002 quarter as compared with the October 2001 quarter. Testing and others, as a percentage of sales, increased to 8.9% for the October 2002 quarter compared with 4.7% of sales for the October 2001 quarter.

Net sales from assembly services for the six months ended October 31, 2002 were $68.8 million, an increase of 38% compare to the same period last year. Assembly revenue accounted for 91% and 96% of the total revenue for the six months ended October 31, 2002 and October 31, 2001, respectively. The top ten customers in the fiscal year to date accounted for 78.4% of total revenue compared with 71.4% in the same period last year.

Gross Profit (Loss)

Gross profit improved significantly to a gross profit of $6.0 million in the three months ended October 31, 2002 from gross loss $10.3 million in the three months ended October 31, 2001. Gross margin was 14.7% in the three months ended October 31, 2002 compared to negative 38% in the three months ended October 31, 2001.

Gross profit for the six months ended October 31, 2002 improved significantly to $2.4 million compared with gross loss of $19.1 million in the same period last year. Gross margin was 3.1% for the six months ended October 31, 2002 compared to negative 36.6% for the six months ended October 31, 2001.

Overall gross margin increased primarily due to economies of scale from increased unit volume and the decrease in direct labor, fixed manufacturing costs and depreciation expenses after the impairment of certain Company’s property, plant and equipment in the July 2002 quarter. Tighter cost control was reflected in these results. The Company also undertook a $3.3 million non-cash charge for the write-off of specific excess inventory in the current six months as compared to $4.0 million in the same period last year. The Company has put in place tighter purchasing and inventory controls which should substantially reduce the accumulation of excess inventories in the future.

Selling, General and Administrative

Selling, general and administrative expenses decreased 24.7% to $5.8 million in the three months ended October 31, 2002 from $7.7 million in the three months ended October 31, 2001. For the six months ended October 31, 2002, selling, general and administrative expenses decreased 19% to $12.8 million from $15.8 million in the six months ended October 31, 2001. The decrease was primarily attributable to our cost reduction programs as part of the Company’s Peak Performance Initiatives.

Research and Development

Research and development decreased to $1.3 million for the three months ended October 31, 2002 as compared to $1.7 million in the three months ended October 31, 2001. For six months ended October 31, 2002, research and development cost was reduced to $2.8 million from $3.2 million for the same period in October 2001. A significant portion of these expenditures, including additional staff costs and outside consulting services, was focused on developing additional advanced semiconductor packaging technologies, such as LPCC (MSL level one) package and actions, which were introduced to the market in the current fiscal year.

Other Charges

For the three months ended October 31, 2001, the Company incurred $0.485 million of reorganization expenses. There was no reorganization activity in the October 2002 quarter. During the six months ended October 31, 2002 and October 31, 2001, the Company incurred $0.128 million and $2.3 million, respectively, of reorganization expenses associated with the cost reduction programs during those periods. These expenses were primarily severance payments in relation to our work force reduction.

In the October 2001 quarter, the Company wrote off $4.5 million non-recoverable and unutilized architectural costs associated with a previously planned manufacturing site in Shenzhen, the PRC.

In October 2001, the Company determined not to fund its subsidiary ASAT SA located in Nancy, France as part of the global restructuring program. ASAT SA has filed for court protection under French law and is currently under liquidation. As a result, the Company has written off its entire investment in ASAT SA in October 2001, resulting in a loss of $24.3 million recorded in the consolidated statements of operations for the three months and six months ended October 31, 2001.

Other Income, net

Other income, net decreased from $0.77 million for the three months ended October 31, 2001 to $0.55 million for the three months ended October 31, 2002. Decrease in other income, net, of $0.74 million was also noted for the six months ended October 31, 2002 as compared to 2001. This decrease was due to decreased interest income arising from investment of cash generated from operations net of investment spending and debt repayment, plus unspent IPO proceeds to date.

Interest Expense

Third party interest expense decreased from $3.4 million during the three months ended October 31, 2001 to $3.3 million during the same period in 2002, a $0.1 million decrease. Interest in the six months ended October 31, 2002 was $6.1 million compared to $6.7 million in the same period last year. Such interest was related to our senior notes. Interest payments on such notes are made at the end of October and April each year.

Income Taxes

Income tax benefit during the three months ended October 31, 2002 was decreased by $2.0 million from $2.3 million in the three months ended October 31, 2001 to $0.3 million.

Income tax benefit was increased by $7.1 million from $4.9 million for the six months ended October 31, 2001 to $12 million for the same period ended October 31, 2002. The increase was mainly due to the reversal of deferred tax liabilities related to the $59.2 million impairment charge taken on property, plant and equipment in July 2002.

Liquidity and Capital Resources

The Company used $7.6 million in cash in the October 2002 quarter, which marked a decrease in cash usage of $7.4 million from the October 2001 quarter. This improvement reflected a decrease in net cash used in operating activities from $10.9 million in the October 2001 quarter to $5.6 million in the October 2002 quarter and a decrease in the same periods of capital expenditures from $3.6 million to $2.1 million, respectively.

The Company expects to incur $4 to $5 million in capital expenditures for the remainder of the fiscal year 2003. About 40% to 50% of these capital expenditures represent upgrade type of capital items. The remainder represents capital outlays for specific assembly and test equipment items in response to customer specific programs, which represent an important revenue generating opportunity for the Company. The Company anticipates that it will have negative operating cash flow for the remainder of the fiscal year 2003. The Company expects to finance these cash requirements with its existing cash balances.

Our ability to achieve positive cash flow will depend upon execution of our business plan as well as an industry recovery. We cannot forecast when such recovery will take place. Depending on the timing and pace of the industry recovery, we may seek additional financing to fund our operations. Our capital expenditure program will also be adjusted depending on the business environment. Under the indenture for the Company’s 12.5% Senior Notes due 2006, the Company generally has the ability to incur up to $10 million in debt and up to $65 million in debt under a credit agreement consisting of term loans and revolving credit facilities. Beyond that, certain restrictive covenants in the indenture constrain the Company’s ability to incur additional financing such as the requirement that we meet a consolidated coverage ratio of 3.0:1.0. Consolidated coverage ratio is defined to mean the ratio of our aggregate EBITDA to our consolidated fixed charges for the relevant period. Accordingly, if the types of debt that the Company may incur under the indenture are unavailable or insufficient, the Company may be required to seek other types of financing, including equity. There is no assurance that such additional financing would be available to the Company on commercially acceptable terms or at all.

Inflation

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could adversely affect our business, financial conditions and results of operations.

Forward Looking Statements Disclaimer

This document contains forward-looking statements and information that involve risks, uncertainties and assumptions. Forward-looking statements are all statements that concern plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements that are other than statements of historical fact, including those that are identified by the use of words such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “predicts,” “anticipates,” “projects” and similar expressions. Risks and uncertainties that could affect us include technology changes, overall semiconductor industry conditions, timing of customers’ orders and our capacity at the time to meet such orders, adverse developments affecting major customers, fluctuations in market prices for our products, variations in product mix, timing of expenditures in anticipation of future sales, increased inflation and interest rates on our debt and effects of our substantial level of debt, including the cash required to service our debt and the possible difficulties in obtaining additional financing. Should one or more of such risks and uncertainties materialize, or should any underlying assumption prove incorrect, actual outcomes may vary materially from those indicated in the applicable forward looking statements. Any forward-looking statement or information contained in this document speaks only as of the date the statement was made. We are not required to update any such statement or information to either reflect events or circumstances that occur after the date the statement or information is made or to account for unanticipated events.

Item 3    Quantitative and Qualitative Disclosures About Market Risk

Market Sensitivity

We have market risk primarily in connection with the pricing of our packaging products and services and the purchase of raw materials. Both pricing and cost of raw materials are significantly influenced by semiconductor market conditions. Historically, during cyclical industry downturns, we have been able to offset pricing declines for our products through a combination of improved product mix and success in obtaining price reductions in raw material costs.

We generally have not been significantly affected by foreign exchange fluctuations because (1) substantially all of our revenues are in U.S. dollars and (2) the largest share of our non-U.S. dollar costs historically has been denominated in Hong Kong dollars which have been pegged to the U.S. dollar at a relatively constant exchange rate since 1983.

Item 4    Submission of Matters to a Vote of Security Holders

(a)	The Annual Shareholders’ meeting was held on August 30, 2002.

(b)	Unanimous approval was given to the nomination of Leonard Perham as a member of the Audit Committee.

(c)	Unanimous approval was given to add Harry Rozakis as an authorized signatory for the Company.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASAT Holdings Limited

By:	/s/ Harry Rozakis
Name: Harry Rozakis Title: Chief Executive Officer

Date:    December 13, 2002